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                                                                  EXHIBIT (g)(3)

                   [Houlihan Lokey Howard & Zukin letterhead]



July 10, 1997

To:      The Board of Directors
         Insilco Corporation

         Citicorp USA, Inc., as
         Administrative Agent, The First
         National Bank of Chicago and
         Goldman Sachs Credit Partners L.P.,
         as Co-Agents, and the Lenders party
         to the Credit Agreement referred to
         below

Dear Directors and Lenders:

We understand that Insilco Corporation (the "Company") is considering entering into a transaction pursuant to which the Company will utilize $110 million from the proceeds of the sale of its Rolodex division to purchase shares of its common stock, par value $.001 ("Shares") from two of its shareholders (the "Stock Purchase") in a transaction intended to qualify for capital gains treatment under the partial liquidation rules of the Internal Revenue Code of 1986, and commence a self tender offer (the "Self Tender") to repurchase shares of common stock at the same per share purchase price as paid in the Stock Purchase, for an aggregate amount of $110 million. We further understand that the Company has amended and restated its existing credit facilities pursuant to an Amended and Restated Credit Agreement dated as of July 3, 1997 (the "Credit Agreement") among the Company, the financial institutions party thereto as lenders and issuing banks (collectively, the "Lenders"), The First National Bank of Chicago and Goldman Sachs Credit Partners L.P., as co-syndication agents (the "Co-Agents"), and Citicorp USA, Inc., as collateral and administrative agent for the Lenders (the "Administrative Agent"), to provide for a $200 million revolving credit facility (the "Revolving Credit") and further intends to sell up to $150 million of senior subordinated notes (the "Senior Subordinated Notes"). Finally, we understand that the Company is (i) initially borrowing approximately $170 million under the Revolving Credit to refinance existing indebtedness (the "Refinancing") and to pay fees and expenses, (ii) using the proceeds of the sale of its Rolodex business to fund the Stock Purchase and
(iii) using $110 million of the $150 million of estimated proceeds of the Senior Subordinated Notes to fund the Self Tender and $40 million of the remaining proceeds to repay loans under the Revolving Credit


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To:      The Board of Directors
         Insilco Corporation

         The Lenders party to the
         Credit Agreement referred to herein

July 10, 1997                                                             Page 2


and pay fees and expenses of the Senior Subordinated Notes. The Stock Purchase, the Self Tender, the Refinancing and related transactions are referred to hereinafter as the "Transaction."

You have requested our written opinion (the "Opinion") as to the matters set forth below. This Opinion values the Company as a going-concern (including goodwill), on a pro forma basis, immediately after and giving effect to the Transaction and the associated indebtedness. For purposes of this Opinion, "fair value" shall be defined as the amount at which the Company would change hands between a willing buyer and a willing seller, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both; and "present fair saleable value" shall be defined as the amount that may be realized if the Company's aggregate assets (including goodwill) are sold as an entirety with reasonable promptness in an arm's length transaction under present conditions for the sale of comparable business enterprises, as such conditions can be reasonably evaluated by Houlihan Lokey. We have used the same valuation methodologies in determining fair value and present fair saleable value for purposes of rendering this Opinion. The term "identified contingent liabilities" shall mean the stated amount of contingent liabilities identified to us and valued by responsible officers of the Company, upon whom we have relied upon without independent verification; no other contingent liabilities will be considered. Being "able to pay its debts as they become absolute and mature" shall mean that, assuming the Transaction has been consummated as proposed, the Company's financial forecasts for the period 1997 to 2003 indicate positive cash flow for such period, including (and after giving effect to) the payment of installments due (or, in the case of the Senior Subordinated Notes, estimated to be due) under loans made pursuant to the indebtedness incurred in the Transaction and scheduled commitment reductions under the Credit Agreement. It is Houlihan Lokey's understanding, upon which it is relying, that the Company's Board of Directors and any other recipient of the Opinion will consult with and rely solely upon their own legal counsel with respect to said definitions. No representation is made herein, or directly or indirectly by the Opinion, as to any legal matter or as to the sufficiency of said definitions for any purpose other than setting forth the scope of Houlihan Lokey's Opinion hereunder.


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To:      The Board of Directors
         Insilco Corporation

         The Lenders party to the
         Credit Agreement referred to herein

July 10, 1997                                                             Page 3

Notwithstanding the use of the defined terms "fair value" and "present fair saleable value," we have not been engaged to identify prospective purchasers or to ascertain the actual prices at which and terms on which the Company can currently be sold. Because the sale of any business enterprise involves numerous assumptions and uncertainties, not all of which can be quantified or ascertained prior to engaging in an actual selling effort, we express no opinion as to whether the Company would actually be sold for the amount we believe to be its fair value and present fair saleable value.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

         1. reviewed the Company's annual reports to shareholders and on Form 10-K for the fiscal years ended December 31, 1994, December 31, 1995 and December 31, 1996 and quarterly report on Form 10-Q for the quarter ended March 31, 1997, which the Company's management has identified as the most current information available;

         2.       reviewed copies of the following documents:

                  (i) a copy of the executed Credit Agreement and Letter Agreement (as defined therein)

                  (ii)     a term sheet for $150 million Senior Subordinated
                           Notes;

         3. met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company;

         4. reviewed forecasts and projections prepared by the Company's management with respect to the Company for the years ended December 31, 1997 through 2003;

         5. reviewed the historical market prices and trading volume for the Company's publicly traded securities;


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To:      The Board of Directors
         Insilco Corporation

         The Lenders party to the
         Credit Agreement referred to herein

July 10, 1997                                                             Page 4

         6. reviewed other publicly available financial data for the Company and certain companies that we deem comparable to the Company; and

         7. conducted such other studies, analyses and investigations as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material adverse change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us. Houlihan Lokey believes that the methodologies it has used to determine the fair value and present fair saleable value of the Company are, from a financial point of view, reasonable and appropriate. In the course of our review, nothing has come to our attention that has caused us to believe that the financial forecasts and projections were not reasonably prepared.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

Although we have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and the Transaction (the "Information") and do not assume any responsibility with respect to it, we advise the recipients of this Opinion that nothing has come to the attention of our personnel working on this engagement in the course thereof that has caused us to believe that it was unreasonable for us to utilize and rely upon the Information taken as a whole as part of our analysis relating to this Opinion.

Based upon the forgoing, and in reliance thereon, it is our opinion as of the date of this letter that, assuming the Transaction had been consummated as proposed:

(i)      immediately after and giving effect to the Transaction:


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To:      The Board of Directors
         Insilco Corporation

         The Lenders party to the
         Credit Agreement referred to herein

July 10, 1997                                                             Page 5

         (a) the fair value and present fair saleable value of the Company's assets would exceed the Company's stated liabilities and identified contingent liabilities;

         (b) the Company should be able to pay its debts as they become absolute and mature;

         (c) the capital remaining in the Company after the Transaction would not be unreasonably small for the business in which the Company is engaged, as management has indicated it is now conducted and is proposed to be concluded following the consummation of the Transaction; and

         (d) the fair value and present fair saleable value of the Company's assets would exceed the amount that will be required to pay the Company's stated liabilities and identified contingent liabilities as they become absolute and mature; and

(ii) immediately prior to the consummation of the Transaction, the fair value and the present fair saleable value of the Company's assets would exceed the Company's stated liabilities and identified contingent liabilities by an amount greater than the amount to be paid pursuant to the Stock Purchase and the Self Tender, plus an amount equal to the aggregate par value of the issued capital stock of the Company, and, immediately following the consummation of the Transaction, the fair value and present fair saleable value of the Company's assets will exceed the Company's stated liabilities and identified contingent liabilities by an amount at least equal to the aggregate par value of the outstanding capital stock of the Company.

This Opinion is furnished solely for your benefit and may not be relied upon by any other person without our express, prior written consent, except that copies of this Opinion may be delivered to and may be relied upon by financial institutions that purchase assignments or participations in the Revolving Credit, subject to the understanding that this Opinion speaks only as of the date hereof and that we assume no responsibility for the effect of any event occurring after the date hereof. This Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and our


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To:      The Board of Directors
         Insilco Corporation

         The Lenders party to the
         Credit Agreement referred to herein

July 10, 1997                                                             Page 6

engagement letter dated June 25, 1997, and subject to the understanding that the obligations of Houlihan Lokey in the Transaction are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of Houlihan Lokey shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

HOULIHAN, LOKEY, HOWARD & ZUKIN, INC.